UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

____________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

____________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Management’s Discussion and Analysis

of Financial Conditions and Results of Operations

For the quarter and nine months ended September 30, 2005

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations («MD & A») should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2005 and the audited consolidated financial statements and MD & A for the year ended December 30, 2004. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2004. The Company regularly monitors new accounting policies and reports on those adopted subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the nine months ended September 30, 2005 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at www.sedar.com and www.sec.gov respectively, as well as on our corporate Web site at www.dorel.com.

Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Contractual Obligations”, “Derivative Financial Instruments“, “Critical Accounting Policies and Estimates” or, “Market Risks and Uncertainties” to those outlined in the annual MD & A contained in the Company’s 2004 Annual Report. As such, they are not repeated herein. The information in this MD & A is current as of November 1, 2005.

RESULTS OF OPERATIONS

(All tabular figures are in thousands except per share amounts)

On September 19, 2005 the Company announced a significant consolidation at Ameriwood Industries, the Company’s ready-to-assemble (RTA) furniture division.  Production will cease at its Wright City, Missouri facilities by no later than December 31, 2005.  The closure is necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment. Annual pre-tax savings as a result of the closure are expected to exceed US$5 million, commencing in 2006.

It is expected that the closure of the Wright City plant will result in pre-tax restructuring costs of approximately $11.3 million, the majority of which will be recorded in 2005. Of this amount, approximately $9 million is a non-cash cost representing the write-down of building, equipment and other assets. As a result the financial results in the third quarter include restructuring costs in the amount of $8.9 million. Of this amount $6.4 appears as a line item on the face of the Company’s income statement and another $2.5 million is included in cost of sales.

The Company is including adjusted earnings, a non-GAAP financial measure, as it believes this permits more meaningful comparisons of its core business performance between the periods presented.  As a result, this MD & A contains certain non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.  Below is a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP:

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS
	Third quarter ended September 30, 2005			Nine months ended September 30, 2005
	As reported	Charges	Excluding Charges	As reported	Charges	Excluding Charges

TOTAL REVENUE	$ 423,329	$ -	$ 423,329	$ 1,330,607	$ -	$ 1,330,607

EXPENSES
Cost of sales	327,335	(2,493)	324,842	1,028,236	(2,493)	1,025,743
Operating	47,624	-	47,624	155,416	-	155,416
Depreciation and amortization	10,308	-	10,308	29,758	-	29,758
Research and development costs	1,560	-	1,560	6,212	-	6,212
Restructuring costs	6,432	(6,432)	-	6,432	(6,432)	-
Interest on long-term debt	7,426	-	7,426	22,172	-	22,172
Other interest	478	-	478	1,072	-	1,072
	401,163	(8,925)	392,238	1,249,298	(8,925)	1,240,373

Income before income taxes	22,166	8,925	31,091	81,309	8,925	90,234

Income taxes	2,340	3,142	5,482	12,533	3,142	15,675

NET INCOME	$ 19,826	$ 5,783	$ 25,609	$ 68,776	$ 5,783	$ 74,559

EARNINGS PER SHARE
Basic	$ 0.60	$ 0.18	$ 0.78	$ 2.09	$ 0.18	$ 2.27
Diluted	$ 0.60	$ 0.18	$ 0.78	$ 2.09	$ 0.18	$ 2.27

SHARES OUTSTANDING
Basic - weighted average	32,858,942	32,858,942	32,858,942	32,829,357	32,829,357	32,829,357
Diluted - weighted average	32,923,907	32,923,907	32,923,907	32,946,621	32,946,621	32,946,621

As of September 30, 2005, the Company has recognized the following restructuring costs:

Building held-for-sale write-down	$ 3,537
Other building and equipment write-downs	2,864
Employee severance and termination benefits	31
Recorded as Restructuring costs	6,432
Inventory markdowns (in Cost of sales)	2,493
Total	$ 8,925

Additional costs expected in relation to the restructuring total $2.4 million consisting of $0.5 million in severance and other employee related expenses, $0.2 million in contract termination costs; and $1.7 million mainly for moving and reset expenses for equipment and inventory, legal fees and other associated costs.  It is expected that the fourth quarter will include another $1.1 million of the restructuring costs with the remaining $1.3 million to be recognized in fiscal 2006.

The reader is reminded that several figures referred to within this MD & A are referred to as “adjusted” and exclude costs related to the shutdown of the aforementioned facility.

Overview

Revenues for the third quarter ended September 30, 2005 declined by 2.4% to $423.3 million, compared to the $433.8 million posted a year ago. Pre-tax earnings declined by 28.7% to $22.2 million in 2005, down from $31.1 million in 2004. After-tax earnings declined by 29.3% to $19.8 million from $28.0 million in 2004.  Diluted earnings per share (EPS) were $0.60 in 2005 compared to $0.85 in 2004. For the nine month period ended September 30, 2005, revenues were up 7.3% to $1,330.6 million, compared to $1,240.0 million posted a year ago. Pre-tax earnings increased by 11.3% to $81.3 million from $73.0 million in 2004 and after-tax earnings increased by 5.2% to $68.8 million from $65.4 million in 2004.  Diluted earnings per share (EPS) were $2.09 in 2005 compared to $1.99 in 2004.

For the third quarter ended September 30, 2005, pre-tax adjusted earnings, as reconciled in the table above, were flat at $31.1 million in both 2005 and 2004. After-tax adjusted earnings declined by 8.6% to $25.6 million from $28.0 million in 2004.  Adjusted diluted earnings per share (EPS) were $0.78 in 2005 compared to $0.85 in 2004. For the nine month period ended September 30, 2005, adjusted pre-tax earnings increased by 23.5% to $90.2 million from $73.0 million in 2004 and adjusted after-tax earnings increased by 14.1% to $74.6 million from $65.4 million in 2004.  Adjusted diluted earnings per share (EPS) were $2.27 in 2005 compared to $1.99 in 2004.

The revenue decline in the quarter was due to lower sales in the Recreational / Leisure segment where in 2004 the quarter benefited from very strong sales of the Sting Ray bicycle. The decline for the segment of $36.0 million was partially offset by strong revenue growth in the Juvenile segment which posted a revenue increase of $25.6 million over the prior year. For the quarter, home furnishing revenues remained relatively flat. The year-to-date revenue increase of 7.3% is in the juvenile segment where revenues are up 11.7% over the prior year and in the home furnishings segment where revenues have climbed by 5.8%. Recreational / Leisure revenues are flat year to-date.  The organic revenue decline in the quarter was 2.7%, excluding the currency variations of the Euro and Canadian dollar against the U.S. dollar in 2005 versus 2004. Year-to-date organic revenue growth was 5.4%, excluding both the currency impact and an extra month’s revenue in the Recreational / Leisure segment.

Unadjusted margins for the quarter and year-to-date have declined by 90 and 55 basis points respectively.  Adjusted gross margins for the quarter declined slightly by 30 basis points, as improvements in the juvenile sector offset decreases in Home Furnishings and Recreational / Leisure.  Year-to-date adjusted margins have declined by 35 basis points, mainly due to lower margins in the home furnishings segment.  Operating costs within the Company have declined in 2005 for both the quarter and year-to-date as lower product liability costs have offset other increases.

An analysis of the increase in after tax earnings from 2004 to 2005 is as follows:

	Third Quarter	Year-to-Date
Earnings from operations by Segment:
Juvenile increase	$ 10,620	$ 28,669
Recreational/Leisure decrease	(8,433)	(5,393)
Home Furnishings decrease (includes restructuring costs)	(14,876)	(13,028)
Total earnings from operations increase (decrease)	(12,689)	10,248

Lower interest costs	2,041	960
Increase in stock based compensation expense	(716)	(2,049)
Foreign exchange gain (loss) on Euro denominated loans	1,014	(59)
Decrease (increase) in taxes	695	(4,848)
Other	1,435	(830)
Total increase (decrease) in after-tax earnings	$ (8,220)	$ 3,422

The causes of these variations versus last year are discussed in more detail below.

It should be noted by the reader that the prior results have been adjusted to reflect the retroactive recognition of customer relationship intangibles acquired in 2003. As a result, amortization expense for the quarter and nine month period ended September 30, 2004 has been increased by $0.4 million and $1.3 million respectively. For the quarter, the after-tax effect of the adjustment is $0.2 million or $0.01 per share, thereby reducing previously reported EPS from $0.86 to $0.85. For the nine month period ending September 30, 2004, the after-tax effect of the adjustment is $0.6 million or $0.01 per share, thereby reducing previously reported EPS from $2.00 to $1.99. In addition, freight costs incurred when shipping to customers previously grouped against sales have been reclassified to cost of sales. This change has the impact of increasing both sales and cost of sales by $5.7 million for the quarter and $17.4 million for the nine months ended September 30, 2004.  All figures within this MD & A have been adjusted to reflect these two changes.

Selected Financial Information

The tables below show selected financial information for the eight most recently completed quarters.

Operating Results for the Quarters Ended
	Dec. 30, 2004	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005
Revenues	$ 469,072	$ 471,903	$ 435,375	$ 423,329

Net income	$ 34,722	$ 27,205	$ 21,745	$ 19,826

Earnings per share
Basic	$ 1.06	$ 0.83	$ 0.66	$ 0.60
Diluted	$ 1.05	$ 0.83	$ 0.66	$ 0.60

Operating Results for the Quarters Ended
	Dec. 30, 2003	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004
Revenues	$ 328,283	$ 396,812	$ 409,352	$ 433,839

Net income	$ 20,478	$ 19,400	$ 17,908	$ 28,046

Earnings per share
Basic	$ 0.63	$ 0.59	$ 0.55	$ 0.86
Diluted	$ 0.63	$ 0.59	$ 0.54	$ 0.85

Segmented Results

Significant segmented figures are presented in Note 11 to these interim financial statements. Further industry segment detail is presented below:

Juvenile

(Expenses as a percentage of sales)

	Third Quarter Ended Sept. 30		Nine Months Ended Sept. 30
	2005	2004	2005	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	68.8%	70.4%	70.6%	70.6%
Gross Profit	31.2%	29.6%	29.4%	29.4%
Operating Expenses	13.4%	16.2%	13.5%	17.3%
Amortization	3.8%	3.4%	3.5%	3.4%
Research and Development	0.5%	0.3%	0.7%	0.6%
Earnings from operations	13.5%	9.7%	11.7%	8.1%

Juvenile revenues increased by 13.9% to $209.3 million during the third quarter compared to $183.8 million during the corresponding period a year ago. Revenues in North America rebounded from the decline in the second quarter and for the third quarter increased by 14.8% over the prior year.  In Europe revenues increased by 12.5%.  It should be noted that currency variations between quarters was negligible meaning the growth was substantially organic. Earnings from operations for the third quarter increased to $28.4 million from $17.7 million last year, an increase of 59.8%.

For the first nine months of 2005, revenues increased by 11.7% to $645.6 million from $578.2 million last year.  Year-to-date earnings from operations increased by 60.9% to $75.7 million, from $47.0 million in the prior year.  Overall, year-to-date organic revenue growth in the Juvenile segment was 9.6% with the remaining increase due to the conversion of Euro and Canadian dollar denominated revenue into US dollars at a higher rate of exchange in 2005.  Year to date, revenues in Europe have increased by 15.3%.  Year-to-date revenues in North America have increased by 9.1% over last year as new product introductions continue to be well received.

The segment’s year-to-date earnings improvement over last year is attributable to both the European and North American operations. In Europe, earnings increases have been driven principally by gains in Germany and Holland but also at subsidiaries in Spain, Italy and the United Kingdom. In North America, margins have declined due to higher raw material prices and a less profitable product mix. However these declines have been offset by lower operating costs and a 60% earnings improvement in the Company’s Canadian operations.

In the quarter, margins improved by 160 basis points over the prior year. For the nine month period ending September, gross margins remained flat at 29.4%. Improved margins in Europe, due mainly to improved operational performance in Holland and the stronger Euro have offset margin declines in North America that have occurred as a result of higher raw material prices and a less profitable product mix.  Operating expenses decreased by $1.8 million in the quarter and $12.3 million year-to-date.  As a percentage of revenue, this represents a decrease of 280 basis points and 380 basis points respectively.  The principal reason for this improved performance is a reduction in product liability costs in 2005.  After considering these reduced costs, as a percentage of revenues operating costs declined by 110 basis points in the quarter and 20 basis points year-to-date.

Home Furnishings

(Expenses as a percentage of sales)

As reported	Third Quarter Ended Sept. 30		Nine Months Ended Sept. 30
	2005	2004	2005	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	88.8%	83.3%	86.8%	84.8%
Gross Profit	11.2%	16.7%	13.2%	15.2%
Operating Expenses	5.8%	5.4%	6.2%	6.2%
Amortization	1.2%	1.2%	1.3%	1.4%
Research and Development	0.4%	0.3%	0.4%	0.3%
Restructuring	4.4%	0.0%	1.5%	0.0%
Earnings from operations	(0.6%)	9.8%	3.8%	7.3%

Adjusted for restructuring costs	Third Quarter Ended Sept. 30		Nine Months Ended Sept. 30
	2005	2004	2005	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales (adjusted)	87.0%	83.3%	86.1%	84.8%
Gross Profit (adjusted)	13.0%	16.7%	13.9%	15.2%
Operating Expenses	5.8%	5.4%	6.2%	6.2%
Amortization	1.2%	1.2%	1.3%	1.4%
Research and Development	0.4%	0.3%	0.4%	0.3%
Earnings from operations (adjusted)	5.6%	9.8%	6.0%	7.3%

Home Furnishings Segment
Reconciliation of non-GAAP financial measures
	Third quarter ended September 30, 2005			Nine months ended September 30, 2005
	As reported	Charges	Excluding Charges	As reported	Charges	Excluding Charges

Revenue	$143,207	$ -	$143,207	$420,500	$ -	$420,500
Cost of sales	127,119	(2,493)	124,626	364,749	(2,493)	362,256
Gross Margin	16,088	2,493	18,581	55,751	2,493	58,244
Gross Margin %	11.2%		13.0%	13.3%		13.9%
Operating expenses	8,256		8,256	25,999		25,999
Depreciation and amortization	1,718	-	1,718	5,396	-	5,396
Research and development costs	577	-	577	1,823	-	1,823
Restructuring charges	6,432	(6,432)	-	6,432	(6,432)	-
Earnings from operations	$ (895)	$ 8,925	$ 8,030	$ 16,101	$ 8,925	$ 25,026

Home Furnishings revenues in the quarter remained flat at $143.2 million in 2005 versus $143.3 million in 2004.  For the nine months of 2005, revenues have increased by 5.8% to $420.5 million, an increase from $397.3 million last year. The unadjusted loss from operations for the third quarter was $0.9 million compared to earnings of $14.0 million last year. For the first nine months of the year, unadjusted earnings from operations declined by 44.7% to $16.1 million from $29.1 million last year.  Adjusted earnings from operations for the third quarter were $8.0 million versus $14.0 million last year, a decrease of 42.6%. For the first nine months of the year, adjusted earnings from operations declined by 14.1% to $25.0 million from $29.1 million last year.

Revenue increases have occurred at all Home Furnishing operations with the exception of Ready-to-assemble (RTA) furniture sales by Ameriwood.  Cosco Home & Office sales of folding furniture and other imported home furnishings also increased both in the quarter and year-to-date by 13.6% and 14.5% respectively.  In addition, successful new product placements in several categories by Dorel Asia and good retail acceptance of newly designed futons helped to increase sales.

For the segment as a whole, unadjusted gross margins are lower by 550 basis points for the quarter and 200 basis points year-to-date.  Adjusted gross margins are lower by 370 basis points for the quarter and 130 basis points year-to-date.  The principal reason for the decline is lower margins at Ameriwood.  As announced September 19, 2005, in an effort to improve Ameriwood’s margins, and as part of the overall plan to improve the earnings of the Company’s Home Furnishings segment, one of the unit’s manufacturing facilities will be closed by year-end. This is part of an expanded marketing strategy, realigning marketing into four distinct groups, each focused on developing products unique to their categories.  This strategy will include expanding into new designs and materials and aggressively growing the customer base.  This product development process will encompass common defined processes and methodologies to allow for exceptional speed to market, from conception to delivery.

Although the Company believes that there will be sustained demand for domestically manufactured RTA furniture, it has concluded that the manufacturing footprint exceeded anticipated market needs. A combination of North American production with imported components will ensure the long-term viability of domestic operations. This is in line with a strategic shift away from exclusive domestic production.  Ameriwood’s new tri-continental supply chain now includes North America as well as sourcing initiatives from South America and Asia.

Recreational / Leisure

(Expenses as a percentage of sales)

	Third Quarter Ended Sept. 30		Nine Months Ended Sept. 30
	2005	2004	2005	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	79.4%	77.6%	78.6%	78.1%
Gross Profit	20.6%	22.4%	21.4%	21.9%
Operating Expenses	11.3%	8.5%	10.5%	9.0%
Amortization	0.5%	0.1%	0.2%	0.1%
Earnings from operations	8.8%	13.8%	10.7%	12.8%

Recreational / Leisure revenues decreased 33.7% to $70.8 million during the third quarter compared to $106.8 million during the corresponding period a year ago. For the first nine months of 2005, revenues were flat at $264.5 million. Included in the 2005 year-to-date sales is $12.3 million from an extra month’s sales, meaning organic sales declined by 4.7% from the prior year. Sales increases occurred in several product categories and brands.  However, Sting-Ray sales in the first nine months of 2004 far exceeded those in 2005 more than offsetting any increases. Earnings from operations for the third quarter decreased to $6.3 million from $14.7 million last year, a decrease of 57.4%. For the first nine months of the year, earnings from operations decreased by 16.0% to $28.4 million from $33.8 million last year.

Gross margins decreased by 180 basis points in the quarter and 50 basis points year-to-date. This is due to the fact that Sting Ray sales in 2004 carried a higher average margin than the Company’s other product offerings.  For the quarter, operating costs as a percentage of revenue increased to 11.3% from 8.5%, due to lower sales volumes. In dollars, operating costs decreased to $8.0 million in 2005 versus $9.1 million in 2004.  Year-to-date operating costs have increased as a percentage of revenue by 150 basis points due mainly to higher commissions on sales to the mass merchant channel and some additional promotional costs.

Other Expenses

Interest on long term debt in the first nine months of 2005 was higher than 2004, due mainly to the extra month of borrowings associated with the acquisition of Pacific Cycle in February 2004.  Overall the Company’s year-to-date average interest rate was approximately 5.9% compared to less than 5% in 2004.  However, other interest declined from last year as 2004 included $2.1 million on a settlement of an older product liability case. It is for this reason that overall interest costs in the quarter and year to date are lower in 2005 than 2004.  Also a significantly higher expense in the first nine months of 2005 versus 2004 is stock based compensation expense which has added $2.0 million to expenses.

The Company’s after tax rate after removing the impact of the restructuring costs continues to approximate 17% at 17.4%.  The restructuring costs have the impact of lowering the Company’s overall tax rate by 2 percentage points to 15.4%.  This compares to the 2004 year-to-date tax rate of 10.5%.  The Company’s tax rate is governed by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. A combination of a greater proportion of earnings in higher tax rate jurisdictions and a change in the application of certain tax treaties has had the impact of increasing the Company’s effective tax rate.  For the year, the Company still expects the tax rate to be in the 15% to 20% range, excluding the impact of the restructuring costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the first nine months of 2005, cash flow from operating activities was $46.3 million compared to $84.0 million in 2004, a decline of $37.7 million. The principal cause of the decline is a change in the timing of accounts payable disbursements. The Company ended 2004 with high inventories and payables. Whereas 2005 has seen a decline in payables, inventories have remained higher than expected resulting in lower cash flow.  Included in year-to-date investing activities in 2005 was an amount of $7.4 million paid in reference to the balances of sale on the 2004 acquisition of Pacific Cycle and the 2003 acquisition of Carina Furniture. Excluding disbursements related to business acquisitions, the Company has spent $26.2 million on capital additions, comprising capital assets, deferred charges and intangible assets, a decline of $11.2 million from $37.4 million in the first nine months of 2004.

Balance Sheet

At the end of the period, there were no significant changes to the financial position of the Company as at December 30, 2004. In the first quarter of 2005, goodwill associated with the Recreational / Leisure segment was reduced by $4.5 million as a result of final valuation adjustments relating to the purchase price allocation.  As part of those adjustments, an intangible asset of $3.9 million was recognized for customer relationships. As discussed above, inventories rose in the first nine months of the year by $8.2 million, a $22.8 million improvement from the second quarter when inventories had risen by $31.0 million.  Compared to the second quarter, inventory turnover remained at 4.6 times and the number of days in receivables remained at 56 days.

In 2005, the Company’s borrowing availability under its unsecured credit facility decreased to $450.0 million from $470.0 million as was disclosed in the Company’s year-end financial statements dated December 30, 2004. This decreased availability is per the original terms negotiated in January 2004. As of September 30, 2005, Dorel was compliant with all covenant requirements and expects to be so going forward.  The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Off-Balance Sheet Arrangements

There have been no significant changes with regards to the contractual obligations and derivative financial instruments to those outlined in the annual MD & A contained in the Company’s 2004 Annual Report and in Notes 13 and 18 to the Company’s year-end consolidated financial statements dated December 30, 2004.

OTHER INFORMATION

The designation, number and amount of each class and series of its shares outstanding as of September 30, 2005 are as follows:

▪

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

▪

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,706,044	$2,059	28,152,898	$160,400	$162,459

Outstanding stock options and Deferred Share Units values are disclosed in Note 6 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

Despite the Company’s strong nine month performance, full year 2005 after-tax earnings, excluding all restructuring costs, are expected to be lower than those recorded in 2004.  Pre-tax earnings, excluding all restructuring costs, are still expected to be above last year.  This is due to the lower earnings expected in the Home Furnishings and Recreational/Leisure segments.

Specifically, within Home Furnishings, Dorel’s ready-to-assemble (RTA) division continues to face a number of challenges, most significantly lower sales volumes and manufacturing inefficiencies. While being addressed, through the announced restructuring and other measures, improvements will not occur before 2006.  As announced previously, Dorel’s Recreational / Leisure segment has posted year-to-date sales increases within the majority of its product categories.  However significant declines in sales to the Company’s customers of the Schwinn Sting-Ray will lower the earnings of the segment in the last quarter versus the corresponding quarter of the prior year.

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at September 30, 2005 (unaudited)	As at December 30, 2004 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 14,251	$ 11,288
Accounts receivable	267,538	286,529
Inventories	301,239	292,991
Prepaid expenses	8,765	12,756
Funds held by ceding insurer	3,627	7,920
Future income taxes	26,404	24,027
	621,824	635,511

CAPITAL ASSETS	149,740	163,707
GOODWILL	484,932	512,546
DEFERRED CHARGES	17,202	20,983
INTANGIBLE ASSETS	255,644	262,968
FUTURE INCOME TAXES	10,929	10,401
OTHER ASSETS	9,887	10,786
ASSETS HELD FOR SALE (Note 2)	1,297	–
	$ 1,551,455	$ 1,616,902

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 494	$ 1,915
Accounts payable and accrued liabilities	281,372	354,738
Income taxes payable	6,135	5,629
Balance of sale payable	5,611	7,773
Future income taxes	1,146	1,379
Current portion of long-term debt	7,666	7,686
	302,424	379,120

LONG-TERM DEBT	495,398	505,816
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,262	20,006
BALANCE OF SALE PAYABLE	–	5,278
FUTURE INCOME TAXES	71,698	75,719
OTHER LONG-TERM LIABILITIES	4,740	2,684

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 5)	162,459	160,876
CONTRIBUTED SURPLUS (Note 6)	3,250	1,081
RETAINED EARNINGS	455,609	386,833
CUMULATIVE TRANSLATION ADJUSTMENT (Note 7)	35,615	79,489
	656,933	628,279
	$ 1,551,455	$ 1,616,902

(See accompanying notes)

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
	(unaudited)	(unaudited) (As restated*)	(unaudited)	(unaudited) (As restated*)

Sales	$ 418,835	$ 428,422	$ 1,314,640	$ 1,226,460
Licensing and commission income	4,494	5,417	15,967	13,543
TOTAL REVENUE	423,329	433,839	1,330,607	1,240,003

EXPENSES
Cost of sales (Note 2)	327,335	331,479	1,028,236	951,632
Operating	47,624	51,751	155,416	159,593
Depreciation and amortization (Note 8)	10,308	8,568	29,758	26,844
Research and development costs	1,560	1,015	6,212	4,691
Restructuring costs (Note 2)	6,432	–	6,432	–
Interest on long-term debt	7,426	7,472	22,172	21,217
Other interest	478	2,473	1,072	2,987
	401,163	402,758	1,249,298	1,166,964

Income before income taxes	22,166	31,081	81,309	73,039
Income taxes	2,340	3,035	12,533	7,685

NET INCOME	$ 19,826	$ 28,046	$ 68,776	$ 65,354

EARNINGS PER SHARE
Basic	$ 0.60	$ 0.86	$ 2.09	$ 2.00
Diluted	$ 0.60	$ 0.85	$ 2.09	$ 1.99

SHARES OUTSTANDING (Note 9)
Basic – weighted average	32,858,942	32,770,265	32,829,357	32,709,782
Diluted – weighted average	32,923,907	32,893,018	32,946,621	32,913,019

*

See Note 1

(See accompanying notes)

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

	Nine Months Ended
	Sept. 30, 2005	Sept. 30, 2004
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD AS REPORTED	$ 386,833	$ 287,583
Restatement (Note1)	–	(826)

BALANCE, BEGINNING OF PERIOD AS RESTATED	386,833	286,757
Net income	68,776	65,354

BALANCE, END OF PERIOD	$ 455,609	$ 352,111

(See accompanying notes)

CONSOLIDATED STATEMENT OF CASH FLOWS
ALL FIGURES IN THOUSANDS OF US $
	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
	(unaudited)	(unaudited) (As restated*)	(unaudited)	(unaudited) (As restated*)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 19,826	$ 28,046	$ 68,776	$ 65,354
Adjustments for:
Depreciation and amortization	10,308	8,568	29,758	26,844
Future income taxes	(3,517)	(754)	(2,066)	(2,444)
Funds held by ceding insurer	4,382	(34)	4,293	(2,952)
Stock based compensation	748	–	2,169	–
Restructuring costs (Note 2)	6,432	–	6,432	–
Loss on disposal of capital assets	194	81	361	410
	38,373	35,907	109,723	87,212
Changes in non-cash working capital:
Accounts receivable	(4,712)	(46,683)	9,248	(24,069)
Inventories	22,490	(23,718)	(15,641)	(34,275)
Prepaid expenses and other assets	1,267	562	4,408	2,303
Accounts payable and accrued liabilities	(51,590)	18,399	(61,391)	46,519
Income taxes payable	2,986	5,657	(44)	6,331
	(29,559)	(45,783)	(63,420)	(3,191)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	8,814	(9,876)	46,303	84,021

FINANCING ACTIVITIES
Bank indebtedness	(3,518)	(1,228)	(1,295)	32
Long-term debt	(369)	12,333	(10,344)	250,079
Issuance of capital stock (Note 5)	–	515	1,417	3,694
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,887)	11,620	(10,222)	253,805

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 10)	–	(69)	(7,440)	(295,859)
Additions to capital assets – net	(4,771)	(8,238)	(16,500)	(24,928)
Deferred charges	(984)	(2,850)	(5,688)	(9,727)
Intangible assets	(1,164)	(190)	(4,023)	(2,790)
CASH USED IN INVESTING ACTIVITIES	(6,919)	(11,347)	(33,651)	(333,304)

Effect of exchange rate changes on cash	355	328	533	(599)
NET INCREASE IN CASH	(1,637)	(9,275)	2,963	3,923
Cash and cash equivalents, beginning of period	15,888	27,075	11,288	13,877
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 14,251	$ 17,800	$ 14,251	$ 17,800

*

See Note 1

(See accompanying notes)

Notes to the Consolidated Financial Statements

As at September 30, 2005

All figures in thousands of US$, except per share amounts (Unaudited)

1.

Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements with the exception of the changes in accounting policies as indicated below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2004.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Restatement

As a result of retroactive recognition of customer relationship intangible assets acquired in connection with the two business acquisitions in 2003, the Company recorded additional amortization expense in the amount of $426 in the third quarter of 2004, or $1,282 for the nine-months ended September 30, 2004. The after-tax income effect of this change is a reduction in year-to-date net income of $597, or 1 cent per diluted share, thereby reducing previously reported year-to-date diluted earnings per share from $2.00 to $1.99.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the current period financial statement presentation.

Change in Accounting Policies

Variable Interest Entities

The Canadian Institute of Chartered Accountants Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the application of consolidation to entities defined as “variable interest entities”, when equity holders are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. The guideline is effective for fiscal years and periods beginning on or after November 1, 2004. This change in accounting policy did not have a material impact on the Company’s results.

2.

Restructuring costs

On September 19, 2005, the Company announced a plan for the consolidation of its four North American ready-to-assemble (RTA) furniture manufacturing plants with the closure of its Wright City, Missouri facilities. The closure is expected to be completed by December 31, 2005 and is necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment.

The total pre-tax cost of the restructuring plan is expected to be approximately $11,300. Of this amount, the Company recorded a non-cash charge of $8,925 in the quarter, consisting of the following:

Third Quarter and Nine Months Ended September 30, 2005

Building held-for-sale write-down	$ 3,537
Other building and equipment write-downs	2,864
Employee severance and termination benefits	31
Recorded as Restructuring costs	6,432
Inventory markdowns (in Cost of sales)	2,493
Total	$ 8,925

The restructuring provision included in accrued liabilities amounts to $31 as at September 30, 2005 and includes the employee severance and termination benefits incurred to date. In accordance with EIC-134 “Accounting for Severance and Termination Benefits”, the liability for employee termination benefits and stay bonus will be recognized ratably through the end of operations in Wright City. In accordance with EIC-135 “Accounting for Costs Associated with Exit or Disposal Activities (Including Costs Incurred in a Restructuring)”, the restructuring provision will be recognized when the liability is incurred.  The consolidation plan is expected to be completed by the fourth quarter of 2006, with an additional $2,375 of restructuring costs to be incurred, including $450 in severance and other employee related expenses, $220 in contract termination costs; and $1,705 mainly for moving and reset expenses for equipment and inventory, legal fees and other associated costs.

Building and equipment write-downs

The Wright City facilities consist of three separate buildings, of which manufacturing operations will cease no later than December 31, 2005 with product shipments and the move of useful equipment to other RTA plants continuing most likely through the first quarter of 2006. In the third quarter of 2005, as the carrying amounts of one building and certain equipment exceeded their estimated future cash flows, an impairment loss of $2,864 was recognized based on the excess of the carrying amount of these assets over their respective fair values.  These assets continue to be depreciated based on their reduced carrying values.

Additionally, during the third quarter of 2005, Ameriwood Industries ceased its operations in one of the buildings and entered into an agreement with a licensed real estate firm to actively locate a buyer. This building is available for immediate sale in its present condition and management believes that it meets all of the criteria to be classified as held for sale in accordance with the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations”. During the quarter, an impairment loss of $3,537 was recognized to write down the carrying amount of this building to its expected fair value less any costs to sell.

The fair value of the buildings and equipment was determined based on expected proceeds from disposal, real estate market information, prices for similar assets in the area and a prior independent appraisal on the property.

Contractual Obligations

The Company is under contract for several operating leases which will be terminated before the end of their term. Related costs will be recognized at the cease-use date or when the contract is terminated, in accordance with the contract terms.

3.

Business Acquisition

During the first quarter of 2005, the Company completed its valuation of identifiable assets and liabilities of Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products, acquired for a total consideration of $310,976 on February 3, 2004. In particular, customer relationships intangible assets were revalued and were recognized. As a result of this and other adjustments, goodwill has been reduced to $143,087, a reduction of $4,506 from the goodwill figure originally established. A balance of sale of $5,611 remains to be paid and is included in liabilities as at September 30, 2005.

In addition, as part of the acquisition agreement, certain members of Pacific Cycle's management group are party to a deferred purchase price payment plan. Under the terms of this plan, additional consideration is contingent upon achieving specified earnings objectives over a period of three years following the date of acquisition. When the contingency is resolved, if earnings objectives are met, a maximum of $10,423 would be recorded as an additional element of purchase price and would increase goodwill. Additionally, if earnings exceed specified objectives and current members of management are still employed by the Company, additional amounts would become payable at the end of the three-year period. These amounts would be recorded as compensation expense in the period in which they are incurred.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. Goodwill is deductible for income tax purposes. The total goodwill amount is included in the Company’s Recreational/Leisure segment as reported in Note 11 of the financial statements.

The final assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 3,734
Accounts receivable	32,709
Inventories	51,685
Capital assets	1,590
Trademarks	127,000
Customer relationships	3,900
Other	2,385
Goodwill	143,087
366,090
Liabilities
Accounts payable and other current liabilities	55,114
Total purchase price	$ 310,976

4.

Benefit Plans

Expenses incurred under the Company’s benefit plans were as follows:

	Third Quarter Ended Sept. 30,		Nine Months Ended Sept. 30,
	2005	2004	2005	2004
Defined contribution plans	$ 371	$ 272	$ 1,349	$ 1,415
Defined benefit plans	579	448	2,027	1,220
Post-retirement benefit plans	357	310	444	815
Total	$ 1,307	$ 1,030	$ 3,820	$ 3,450

5.

Capital Stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class “A” Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class “B” Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class “B” Subordinate Voting Shares without nominal or par value, convertible into Class “A” Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class “A” shares.

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Nine Months Ended September 30, 2005		Year Ended December 30, 2004
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,706,294	$ 2,059	4,872,560	$ 2,139
Converted from Class “A” to Class “B” (1)	(250)	–	(166,266)	(80)
Balance, end of period	4,706,044	$ 2,059	4,706,294	$ 2,059

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,093,898	$ 158,817	27,746,382	$ 154,135
Converted from Class “A” to Class “B” (1)	250	–	166,266	80
Issued under stock option plan (2)	58,750	1,583	181,250	4,602
Balance, end of period	28,152,898	$ 160,400	28,093,898	$ 158,817

TOTAL CAPITAL STOCK		$ 162,459		$ 160,876

(1)

During the period, the Company converted 250 (2004 - 166,266) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.51 per share (2004 - $0.48 per share).

(2)

During the period, the Company realized tax benefits amounting to $166 (2004 - $694) as a result of stock option transactions. The benefit has been credited to capital stock and is not reflected in the current income tax provision.

6.

Stock-based compensation and other Stock-based payments

Stock options

Under various plans, the Company may grant stock options on the Class “B” Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees. The exercise price is the market price of the securities at the date the options are granted. Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2010.

The Company's stock option plan is as follows:

	Nine Months Ended September 30, 2005		Year Ended December 30, 2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,615,750	$26.95	1,099,750	$21.52
Granted	262,000	34.03	752,500	32.90
Exercised	(58,750)	24.45	(181,250)	21.31
Cancelled	(52,500)	29.76	(55,250)	25.55
Options outstanding, end of period	1,766,500	$31.13	1,615,750	$26.95

A summary of options outstanding as of September 30, 2005 is as follows:

Total Outstanding			Total Exercisable
Options	Range of Exercise Prices	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

556,750	$16.95 - $27.32	$ 27.28	399,000	$ 27.32
282,000	$29.27 - $31.95	30.03	140,500	30.28
927,750	$32.13 - $36.18	33.79	238,875	33.37
1,766,500		$ 31.13	778,375	$ 29.71

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning December 31, 2003, the Company is recognizing as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected prospective treatment of this standard, only option grants issued in fiscal 2004 or later have an impact on operating results. Compensation cost recognized in income for employee stock options for the quarter amounts to $716 ($2,049 year-to-date), and was credited to contributed surplus.

In addition, pro-forma disclosure is presented for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

		Third Quarter Ended September 30,		Nine Months Ended September 30,
		2005	2004	2005	2004

Net income	As reported	$ 19,826	$ 28,046	$ 68,776	$ 65,354
	Pro forma	$ 19,343	$ 27,196	$ 66,773	$ 62,816

Basic earnings per share	As reported	$ 0.60	$ 0.86	$ 2.09	$ 2.00
	Pro forma	$ 0.59	$ 0.83	$ 2.03	$ 1.92

Fully diluted earnings per share	As reported	$ 0.60	$ 0.85	$ 2.09	$ 1.99
	Pro forma	$ 0.59	$ 0.83	$ 2.03	$ 1.91

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). During the third quarter, 1,618 additional DSU’s were issued and $32 was credited to contributed surplus. On a year-to-date basis, 4,092 additional DSU’s were issued with $120 credited to contributed surplus, for a total issued and outstanding of 6,381 DSU’s and $195 contributed surplus at September 30, 2005.

7.

Cumulative Translation Adjustment

Changes in the value of the Cumulative Translation Adjustment account occur upon the translation of self-sustaining foreign operations whose functional currency is other than the U.S. dollar, which is the Company’s reporting currency. The majority of the decrease of $43,874 in the nine-month period ended September 30, 2005 was due to the decline in value of the Euro against the U.S. dollar.

8.

Depreciation and amortization

Depreciation and amortization consists of the following:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Depreciation - Capital Assets	$ 5,559	$ 5,589	$ 17,159	$ 16,890
Amortization - Deferred charges	2,599	1,729	7,210	6,373
Amortization - Intangibles	1,487	794	3,923	2,419
Amortization - Deferred financing costs	663	456	1,466	1,162
Total	$ 10,308	$ 8,568	$ 29,758	$ 26,844

9.

Shares Outstanding

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,858,942	32,770,265	32,829,357	32,709,782
Dilutive effect of stock options and deferred share units	64,965	122,753	117,264	203,237
Weighted average number of diluted shares	32,923,907	32,893,018	32,946,621	32,913,019
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	1,074,750	844,500	824,782	608,500

10.

Statement of cash flows

Supplementary disclosure:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Interest paid	$ 6,119	$ 9,434	$ 17,539	$ 19,640
Income taxes paid	$ 1,610	$ 1,145	$ 14,751	$ 12,956
Income taxes received	$ 31	$ 446	$ 74	$ 5,169

Details of acquisition of subsidiary companies:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Acquisition of subsidiary companies	$ –	$ –	$ –	$ (310,107)
Cash acquired	–	–	–	3,734
	–	–	–	(306,373)
Balance of sale (paid) payable	–	(69)	(7,440)	10,514
	$ –	$ (69)	$ (7,440)	$ (295,859)

11.

Segmented Information

Industry Segments
	For the nine month period ending September 30,
	Total	Juvenile			Home Furnishings		Recreational / Leisure
	2005	2004	2005	2004	2005	2004	2005	2004
Total Revenues	$ 1,330,607	$1,240,003	$ 645,640	$ 578,214	$ 420,500	$ 397,279	$ 264,467	$ 264,510
Cost of sales	1,028,236	951,632	455,777	408,266	364,749	336,749	207,710	206,617
Operating expenses	141,048	148,101	87,331	99,594	25,999	24,757	27,718	23,750
Depreciation & amortization	28,484	25,632	22,437	19,876	5,396	5,394	651	362
Research and development costs	6,212	4,691	4,389	3,441	1,823	1,250	–	–
Restructuring costs	6,432	–	–	–	6,432	–	–	–
Earnings from Operations	120,195	109,947	$ 75,706	$ 47,037	$ 16,101	$ 29,129	$ 28,388	$ 33,781
Interest	23,244	24,204
Corporate expenses	15,642	12,704
Income taxes	12,533	7,685
Net income	$ 68,776	$ 65,354

Industry Segments
	For the third quarter ended September 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2005	2004	2005	2004	2005	2004	2005	2004
Total Revenues	$ 423,329	$ 433,839	$ 209,331	$ 183,756	$ 143,207	$ 143,312	$ 70,791	$ 106,771
Cost of sales	327,335	331,479	144,005	129,275	127,119	119,375	56,211	82,829
Operating expenses	44,379	46,843	28,128	29,884	8,256	7,834	7,995	9,125
Depreciation & amortization	9,907	8,096	7,855	6,209	1,718	1,754	334	133
Research and development costs	1,559	1,015	982	647	577	368	–	–
Restructuring costs	6,432	–	–	–	6,432	–	–	–
Earnings (loss) from Operations	33,717	46,406	$ 28,361	$ 17,741	$ (895)	$ 13,981	$ 6,251	$ 14,684
Interest	7,904	9,945
Corporate expenses	3,647	5,380
Income taxes	2,340	3,035
Net income	$ 19,826	$ 28,046

Geographic Segments – Origin of Revenues

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Canada	$ 51,442	$ 42,915	$ 148,317	$ 132,406
United States	256,664	292,014	814,278	812,866
Europe	82,626	73,357	272,995	236,776
Other foreign countries	32,597	25,553	95,017	57,955
Total	$ 423,329	$ 433,839	$ 1,330,607	$ 1,240,003

The continuity of goodwill by business is as follows as at:
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	Sept. 30, 2005	Dec. 30, 2004	Sept. 30, 2005	Dec. 30, 2004	Sept. 30, 2005	Dec. 30, 2004	Sept. 30, 2005	Dec. 30, 2004
Balance, beginning of year	$ 512,546	$ 353,316	$ 333,781	$ 318,822	$ 31,172	$ 34,494	$ 147,593	$ –
Additions	–	147,593	–	–	–	–	–	147,593
Adjustments	(4,506)	(3,322)	–	–	–	(3,322)	(4,506)	–
Foreign exchange	(23,108)	14,959	(23,108)	14,959	–	–	–	–
Balance, end of period	$ 484,932	$512,546	$ 310,673	$ 333,781	$ 31,172	$ 31,172	$ 143,087	$ 147,593

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

November 03, 2005